

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 333-75362

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Services Group Corp. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

Page 1 of 15 consecutively numbered pages.
The exhibit index appears on page 14.

MASCO SERVICES GROUP CORP. 401(k) PLAN

INDEX

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Masco Services Group Corp. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Masco Services Group Corp. 401(k) Plan (the "Plan") at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the statements of net assets available for benefits and the related statement of changes in net assets available for benefits, effective December 31, 2009 the Plan merged into the Masco Corporation Hourly 401(k) Plan and the Masco Corporation 401(k) Plan. As a result of this event, net assets of $20,182,185 and $123,579,215, respectively, were transferred out of the Plan.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
June 16, 2010

MASCO SERVICES GROUP CORP. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

ASSETS

	2009	2008
Investments, at fair value:		
Mutual funds	$ ---	$113,589,431
Guaranteed investment contract	---	2,709,340
Masco Corporation Company Stock Fund	---	2,004,809
Participant loans receivable	---	6,708,122
Total investments	---	125,011,702
Receivables:		
Participant contributions	---	255,607
Employer contributions	---	58,786
Total receivables	---	314,393
Liabilities:		
Excess participant contributions	---	---
NET ASSETS AVAILABLE FOR BENEFITS	$ ---	$125,326,095

The accompanying notes are an integral part of the financial statements.

MASCO SERVICES GROUP CORP. 401(k) PLAN

**STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS**

for the year ended December 31, 2009

Additions:	
Investment activity:	
Net appreciation in fair value of investments	$ 24,551,073
Interest and dividend income	3,011,580
Total investment activity	27,562,653
Participant contributions	10,136,399
Employer contributions	2,084,100
Total additions	39,783,152
Deductions:	
Benefit payments	(20,569,377)
Other, net	(43,649)
Total deductions	(20,613,026)
Transfers:	
Net transfers out of the Plan (Note A)	(144,496,221)
Net decrease	(125,326,095)
Net assets available for benefits:	
Beginning of year	125,326,095
End of year	$ ---

The accompanying notes are an integral part of the financial statements.

MASCO SERVICES GROUP CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A. Financial Statement Presentation:

Effective December 31, 2009, a portion of the Masco Services Group Corp. ("Company") 401(k) Plan ("Plan") merged into the Masco Corporation Hourly 401(k) Plan. As a result of this event, net assets of $20,182,185 were transferred out of the Plan in December 2009.

Effective December 31, 2009, the remaining portion of the Plan merged into the Masco Corporation 401(k) Plan. As a result of this event, net assets of $123,017,680 were transferred out of the Plan in December 2009.

The December 31, 2009 statement of changes in net assets available for plan benefits reflects the actual activity of the Plan up to the date of transfer.

B. Description of Plan:

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

1. *General.* The Plan is a defined contribution plan covering salaried and hourly employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

2. *Contributions.* Participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan, not to exceed $16,500 in 2009. All employees who are eligible to make salary reductions under this Plan and who have attained the age of 50 before the close of the Plan Year shall be eligible to make catch-up contributions which were limited to $5,500 in 2009. Participants may also make rollover contributions representing distributions from individual IRAs, SEPs, 403(b) and 457 plans or other employers' tax-qualified plans. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations. Participants may direct contributions in one percent increments in any of the various investment options. These options include professionally managed mutual funds and the Masco Corporation Company Stock Fund and vary in their respective strategies, risks and goals. Participants may change their investment options daily.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions (if applicable), and (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined in the Plan. Plan administrative expenses are paid by Masco Corporation and not charged to participants' accounts. Certain expenses may be incurred by individual participants for special services relating to their account. These costs are charged directly to the individual participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

B. **Description of Plan,** concluded:

4. *Vesting and Forfeited Employer Contributions.* Participants are immediately vested in their contributions plus actual earnings thereon. Vesting varies by division or subsidiary, but generally, participants are immediately vested in the Company matching and/or profit sharing contribution plus earnings thereon. At December 31, 2009 and 2008, forfeited nonvested employer contributions totaled $0 and $170, respectively. The forfeited amounts were used in each succeeding year to reduce employer contributions.

5. *Voting Rights.* Each participant who has an interest in the Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the trustee prior to the time that such rights are to be exercised. If the trustee does not receive timely instructions, the trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

6. *Participant Loans Receivable.* Generally, participants may borrow from their pretax or rollover contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance at the time of the loan. Loan terms generally may range from 1-5 years, or up to 15 years in limited circumstances. The loans are collateralized by the balance in the participant's account and generally bear interest at a rate equal to the Prime Rate on the date of application for the loan. Principal and interest are paid ratably through payroll deductions.

7. *Payment of Benefits.* Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single payment.

During 2009, prior to the plan merger, several transfers were executed within the Masco Services Group Corp. 401(k) Plan, Masco Services Group Corp. Hourly 401(k) Plan and the Masco Corporation 401(k) and the Masco Corporation Hourly 401(k) Plans in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers of net assets out of the Plan amounted to $1,296,356.

C. **Summary of Significant Accounting Policies:**

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investment transactions are reflected on a trade-date basis. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Payment of Benefits

Benefits are recorded when paid.

MASCO SERVICES GROUP CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

D. Investments:

The following investments represent five percent or more of the Plan's net assets at December 31, 2009 and 2008.

	2009	2008
Blended Income Fund, 0 and 24,492,122 shares, respectively	$ ---	$24,492,122
PIMCO Total Return Fund - Administrative Class, 0 and 1,701,490 shares, respectively	$ ---	$17,253,103
Fidelity Equity Income II Fund, 0 and 545,193 shares, respectively	$ ---	$ 7,261,974
Fidelity Independence Fund, 0 and 484,258 Shares, respectively	$ ---	$ 6,910,363
Artisan Mid Cap Fund-Investor Class, 0 and 352,079 shares, respectively	$ ---	$ 5,988,857
Fidelity Magellan® Fund, 0 and 128,585 shares, respectively	$ ---	$ 5,896,906
Fidelity Overseas Fund, 0 and 179,740 shares, respectively	$ ---	$ 4,507,881

During 2009, the Plan's investments (including gains and losses on investments sold during the year, as well as investments held at year-end) appreciated in value by $24,551,073 as follows:

Mutual Funds	$ 24,039,357
Masco Corporation Company Stock Fund	511,716
	$ 24,551,073

At December 31, 2008, the Masco Corporation Company Stock Fund is made up of Masco Corporation Common Stock totaling $1,961,516, and cash and money market investments of $43,293.

At December 31, 2008, the Blended Income Fund is made up of the Guaranteed Investment Contract totaling $2,709,340 and the Fidelity Retirement Government Money Market Fund of $21,782,782.

E. Fair Value Measurements

Accounting Policy. On January 1, 2008, the Plan adopted fair value guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements for its financial investments and liabilities. The guidance defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Further, it defines a fair value hierarchy, as follows: Level 1 inputs as quoted prices in active markets for identical assets or liabilities; Level 2 inputs as observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities or other inputs that are observable or can be corroborated by market data; and Level 3 inputs as unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models or instruments for which the determination of fair value requires significant management judgment or estimation.

E. **Fair Value Measurements,** continued:

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the plan at year end.

Participant loans: Valued at their outstanding balances, which approximate fair value.

Guaranteed investment contract: Valued at contract value (contributions made plus interest at 3.00% rate) which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As mentioned in Note A, all of the Plan's investments were transferred to Masco Corporation 401(k) and Hourly 401(k) Plans effective December 31, 2009. The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008			
	Level 1	**Level 2**	**Level 3**	**Total**
Mutual funds	$113,589,431	$ --	$ --	$113,589,431
Common stocks	2,004,809	--	--	2,004,809
Guaranteed investment contract	--	--	2,709,340	2,709,340
Participant loans	--	--	6,708,122	6,708,122
Total assets at fair value	$115,594,240	$ --	$ 9,417,462	$125,011,702

E. **Fair Value Measurements,** concluded:

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the years ended December 31, 2009 and 2008.

	Year Ended December 31, 2009	
	Guaranteed Investment Contract	Participant Loans
Balance, beginning of year	$ 2,709,340	$ 6,708,122
Interest	106,332	12,345
Purchases, sales, transfers, issuances and settlements (net)	(2,815,672)	(6,720,467)
Balance, end of year	$ --	$ --

	Year Ended December 31, 2008	
	Guaranteed Investment Contract	Participant Loans
Balance, beginning of year	$ 4,004,507	$ 6,991,554
Interest	79,693	10,966
Purchases, sales, issuances and settlements (net)	(1,374,860)	(294,398)
Balance, end of year	$ 2,709,340	$ 6,708,122

F. **Income Tax Status:**

The Internal Revenue Service determined and informed the Company by letter dated October 21, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

G. **Plan Termination:**

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. At the date of any such termination, all participants become fully vested in their accounts and the Administrative Committee of the Masco Services Group Corp. 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses, which will be prorated among the participants' accounts.

H. **Other Related Party Transactions:**

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is also the trustee as defined by the Plan and, therefore, the purchases and sales qualify as party-in-interest transactions. There were no fees paid by the Plan for investment management services for the year ended December 31, 2009.

I. Subsequent Event:

The Plan has evaluated subsequent events and determined that no significant subsequent events have occurred requiring adjustment to the financial statements or disclosures.

MASCO SERVICES GROUP CORP. 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Services Group Corp. 401(k) Plan

By: Masco Corporation, Plan Administrator of the Masco Services Group Corp. 401(k) Plan

Date: June 16, 2010

By: /s/ John G. Sznewajs
John G. Sznewajs
Vice President, Treasurer and
Chief Financial Officer
Authorized Signatory

MASCO SERVICES GROUP CORP. 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP relating to the Plan financial statements

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74815) of Masco Corporation of our report dated June 16, 2010 relating to the financial statements of Masco Services Group Corp. 401(k) Plan which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
June 17, 2010